Exhibit 12.1

Farmers Capital Bank Corporation
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Unaudited)

			Twelve months ended December 31,
(Dollars in thousands)			2011	2010	2009		2008	2007

		Earnings
1.		Pretax income - continuing operations	2,091	8,969	(53,895)		3,181	19,914
2.		Fixed charges (includes interest on deposits)	26,267	37,579	48,836		55,327	56,241
3.		Preferred dividends (at 1- effective tax rate)	(1,448)	(2,420)	(1,540)		0	0
4.		Total earnings including interest on deposits	26,910	44,128	(6,599)		58,508	76,155
5.		Interest on deposits	(14,488)	(22,373)	(33,197)		(39,045)	(45,157)
6.		Total earnings excluding interest on deposits	12,422	21,755	(39,796)		19,463	30,998

		Fixed Charges
7.		Interest expense	24,670	34,948	47,065		55,130	56,039
8.		Preferred dividends (at 1- effective tax rate)	1,448	2,420	1,540		0	0
9.		Interest estimate - rental expense	149	211	231		197	202
10.		Total fixed charges including interest on deposits	26,267	37,579	48,836		55,327	56,241
11.		Interest on deposits	(14,488)	(22,373)	(33,197)		(39,045)	(45,157)
12.		Total fixed charges excluding interest on deposits	11,779	15,206	15,639		16,282	11,084

		Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
		Excluding Interest on Deposits (line 6 divided by line 12)	1.1	1.4	(2.5)	1	1.2	2.8
		Including Interest on Deposits (line 4 divided by line 10)	1.0	1.2	(0.1)	1	1.1	1.4

	1	The dollar amount of the deficiency is $55.4 million.